Synchronoss Technologies, Inc.

200 Crossing Blvd., 8th Floor

Bridgewater, NJ 08807

August 27, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, D.C. 20549

Attn: Matthew Derby

Re:	Synchronoss Technologies, Inc.

Registration Statement on Form S-3 (File No. 333-248133)

Dear Matthew:

Pursuant to Rules 460 and 461 under the Securities Act of 1933, as amended, Synchronoss Technologies, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to make the above-referenced Registration Statement on Form S-3 effective at 4:30 p.m. Eastern Time on Friday, August 28, 2020 or as soon thereafter as practicable.

The Company hereby authorizes Marc Dupre or Keith Scherer of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

Please provide a copy of the Commission’s order declaring the Registration Statement effective to Keith Scherer at Gunderson Dettmer, One Marina Park Drive, Suite 900, Boston, MA 02210. If possible, please also send such order by email to the attention of Keith Scherer at kscherer@gunder.com.

Thank you for your attention on this matter.

Very truly yours,

Synchronoss Technologies, Inc.

By:	/s/ Ronald Prague
Ronald Prague
Chief Legal Officer

cc:	Marc Dupre, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

Keith Scherer, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP